Amendment to Employment Agreement
(Tom Wittenschlaeger)

This AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) is entered into as of June 26, 2018, by and between Fox Factory, Inc., a California corporation (the “Company”), and Tom Wittenschlaeger, an individual (“Executive”), amends that certain Employment Agreement dated as of January 26, 2015 by and between the Company and Executive (the “Original Agreement”) and shall be effective immediately (the “Effective Date”). All terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Agreement.

RECITALS

WHEREAS, the parties hereto desire to amend certain provisions of the Original Agreement in accordance with the terms of this Amendment;
NOW, THEREFORE, in consideration of the mutual premises and the respective mutual agreements contained herein, the parties to this Amendment agree as follows:
Section 1. Amendments. The Original Agreement is amended, effective as of the Effective date, as follows:

a.	Section 2(a) of the Original Agreement is DELETED and REPLACED to read as follows:

“Executive shall serve as the Chief Strategy Officer of the Company and shall have the normal duties, responsibilities, functions and authority customarily associated with such position and such other duties and responsibilities as may be assigned from time to time to Executive, all subject to the power and authority of the Company’s Chief Executive Officer, Board of Directors (the “Board”) and the Executive Committee of the Board (the “Executive Committee”) to expand or limit such duties, responsibilities, functions and authority and to overrule actions of officers of the Company.”

b.	The reference to the Company’s “President, Business Divisions” in the first sentence of Section 2(b) of the Original Agreement is DELETED and REPLACED with “Chief Executive Officer.”

c.	The reference to “250,000” in the first sentence of Section 3(a) of the Original Agreement is DELETED and REPLACED with “308,000”.

d.	Section 3(b) of the Original Agreement is hereby DELETED and REPLACED to read as follows:

“Performance Bonus (45.0% at Target). Beginning with the fiscal year ending December 28, 2018, Executive will be eligible to receive a bonus (the “Performance Bonus”) based on three levels: minimum, target and maximum. The bonus for Executive at each level will be comprised of an objective component based on the achievement of (i) Company EBITDA targets (the “EBITDA Bonus”) and a discretionary component based on the achievement of individual performance ratings (the “Individual Performance Rating Criteria”) established by the Chief Executive Officer (the “Rating Bonus”). The term “Executive’s Base Salary” means Executive’s actual Base Salary, exclusive of any other compensation received by Executive regardless of form, in effect as of the date of the Performance Bonus is calculated. The term “EBITDA” means the earnings before interest, taxes, depreciation and amortization of the Company on a consolidated basis, calculated in accordance with generally accepted accounting principles utilized in determining the Target EBITDA (as defined below) and applied on a consistent basis. Furthermore, non-operating income, currency translation impact, gains and losses attributable to the disposal of Company and/or its Subsidiaries’ assets and stock compensation expenses shall be excluded from the calculation of EBITDA in accordance with generally accepted accounting principles. Additionally, from time to time the Compensation Committee, in its sole discretion, may elect to exclude other non-recurring expenses from the calculation of EBITDA. All determinations of EBITDA shall be derived from the Company’s annual audited financial statements and determined by the Compensation Committee, whose determination shall be conclusive and final. Each Performance Bonus under this Section 3(b) shall be paid in cash, in a lump sum, within the same calendar year in which the Company receives its audited financials for such fiscal year.

i.Minimum Target. If, for a particular year, the Company’s EBITDA for the year is less than Target EBITDA (as defined below) but equals or exceeds 90% of Target EBITDA, then Executive’s EBITDA Bonus shall be equal to the product of (A) 15.0% plus the product of 1.50% times each full one percentage point positive variance to 90% of Target EBITDA, times (B) Executive’s Base Salary. For example, if actual EBITDA is 97.6% of Target EBITDA, then Executive’s EBITDA Bonus shall be equal to 25.5% times Executive’s Base Salary (15.0% + (1.50% x 7) = 25.5%). For clarity, if EBITDA is under 90% of Target EBITDA, then Executive shall not receive any bonus based on EBITDA.

ii.Target Level. If, for a particular year, the Company’s EBITDA for the year is more than Target EBITDA but less than 110% of Target EBITDA, then Executive’s EBITDA Bonus shall be equal to the product of (A) 30.0% plus the product of 1.50% times each full one percentage point positive variance to Target EBITDA, times (B) Executive’s Base Salary. For example, if actual EBITDA is 107.6% of Target EBITDA, then Executive’s EBITDA Bonus shall be equal to 40.5% times Executive’s Base Salary (30% + (1.50% x 7) = 40.5%).

iii.Maximum Target. If, for a particular year, the Company’s EBITDA for the year equals or exceeds 110% of Target EBITDA, then Executive’s EBITDA Bonus shall be equal to (A) 45.0% times (B) Executive’s Base Salary.

iv.Rating Bonus. If, for a particular year, the Company’s EBITDA for the year equals or exceeds 90% of Target EBITDA (for clarity, if EBITDA is under 90% then Rating Bonus will not be considered or awarded), then if the Compensation Committee determines, in its sole discretion, that Executive achieved an Individual Rating Criteria as set forth in the chart below, then the Compensation Committee shall further determine the corresponding Rating Bonus percentage based on the chart below. For example, if the Compensation Committee so determines that Executive’s achievement of the Individual Rating Criteria was a 6.00, then Executive’s Rating Bonus shall be equal to 7.5% of the Executive’s Base Salary. If the Compensation Committee so determines that Executive’s achievement of the Individual Rating Criteria was a 7.50, then Executive’s Rating Bonus shall be equal to 15.0% of the Executive’s Base Salary. If the Compensation Committee so determines that Executive’s achievement of the Individual Rating Criteria was a 9.00, then Executive’s Rating Bonus shall be equal to 22.5% of the Executive’s Base Salary. The Compensation Committee may, in its sole discretion, determine that Executive’s Rating Bonus exceed that indicated by Executive’s Individual Rating Criteria.

Individual Rating	Rating Bonus (percent)
6.00 - 6.49	7.5%
6.50 - 6.99	10.0%
7.00 - 7.49	12.5%
7.50 - 7.99 (Target)	15.0%
8.00 - 8.49	17.5%
8.50 - 8.99	20.0%
9.00 +	22.5%

v.Definition of Target EBITDA. For purposes of this Agreement, “Target EBITDA” means, for each fiscal year, the EBITDA set forth in the operating budget of the Company, as approved by the Board, for the particular year.

vi.Definition of Amendment. “Amendment” means the Amendment to this Agreement dated June 26, 2018.

vii.2018 Performance Bonus Pro-Rated. Executive's Performance Bonus shall be pro-rated for the fiscal year ending December 28, 2018, using the following formula: (A) the Performance Bonus for the fiscal year ending December 28, 2018 Executive would otherwise have received under the Agreement, prior to the Amendment, times 50%; plus (B) the Performance Bonus for the fiscal year ending December 28, 2018 Executive is entitled to under the Agreement, as amended by the Amendment, times 50%.

viii.Continued Employment Requirement. In order to encourage and reward longevity, except as otherwise specifically provided for in this Agreement, Executive shall not be entitled to any Performance Bonus unless Executive is employed by the Company on the day on which the Company actually pays performance bonuses to its executives.”

e.	Section 4(a)(v) and of the Original Agreement is DELETED and REPLACED to read as follows:

“By Executive for Good Reason. For purposes of this Agreement, “Good Reason” means Executive's resignation from employment at any time within ninety (90) days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following: (A) the Company requiring, without Executive's consent, that Executive relocate Executive's principal place of business outside a 30-mile radius from the location where Executive is employed as of the Effective Date or such other location as consented to by Executive or (B) material breach by the Company of this Agreement. Under this Agreement, Executive will not be able to resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and, if such grounds are curable, a reasonable cure period of not less than thirty (30) days following the date of such notice; or”

f.	The following provision is INSERTED following the last sentence of Section 5(a):

“Notwithstanding the foregoing, nothing in this Agreement prohibits, limits, or restricts, or shall be construed to prohibit, limit, or restrict, Executive from exercising any legally protected whistleblower rights (including pursuant to Section 21F of the Exchange Act and the rules and regulations thereunder), without notice to or consent from the Company. Moreover, the federal Defend Trade Secrets Act of 2016 immunizes Executive against criminal and civil liability under federal or state trade secret laws - under certain circumstances - if Executive discloses a trade secret for the purpose of reporting a suspected violation of law. Immunity is available if Executive discloses a trade secret in either of these two circumstances: (1) Executive discloses the trade secret (a) in confidence, (b) directly or indirectly to a government official (federal, state or local) or to a lawyer, and (c) solely for the purpose of reporting or investigating a suspected violation of law; or (2) In a legal proceeding, Executive discloses the trade secret in the complaint or other documents filed in the case, so long as the document is filed “under seal” (meaning that it is not accessible to the public).”

Section 2.    Change of Employment. The Parties agree that the changes in Executive’s employment pursuant to this Amendment will not constitute “Good Reason” under the Original Agreement and Executive consents to such modifications to the terms of his employment with the Company.

Section 3.     Effect on Original Agreement. On and after the Effective Date, each reference in the Original Agreement to “this letter”, “hereunder”, “hereof”, “herein” or words of similar import shall mean and be a reference to the Original Agreement as amended hereby. Except as specifically modified by the terms of this Amendment, all of the terms, provisions, covenants, warranties and agreements contained in the Original Agreement shall remain in full force and effect and are hereby ratified.

Section 4.    Governing Law. This Amendment shall be construed under and shall be governed by the laws of the State of California.
Section 5.    Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Amendment as of the date first above written.
The Company
Fox Factory, Inc.
a California corporation

By: /s/ Larry Enterline
Name: Larry Enterline
Title: Chief Executive Officer

The Executive

/s/ Tom Wittenschlaeger
Name: Tom Wittenschlaeger